                                                                  Exhibit (a)(1)

















                          THE WILLIAMS COMPANIES, INC.

                                OFFER TO EXCHANGE

                  OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

                                   ----------

 THE OFFER EXPIRES AT 4:00 P.M. CENTRAL TIME ON JUNE 25, 2003 UNLESS WE EXTEND
                                   THE OFFER

                                   ----------























                                  May 27, 2003

                                TABLE OF CONTENTS

                                                                                            Page

SUMMARY OF TERMS.............................................................................1

CERTAIN RISKS OF PARTICIPATING IN THE OFFER..................................................9

THE OFFER...................................................................................11

    1.  Purpose of the Offer................................................................11
    2.  Eligibility.........................................................................11
    3.  Number of Options; Exchange Ratios..................................................13
    4.  Procedures for Participating in the Offer...........................................14
    5.  Acceptance of Options for Exchange and Issuance of Replacement Options..............15
    6.  Extension of Offer; Termination; Amendment..........................................16
    7.  Conditions of the Offer.............................................................17
    8.  Price Range of Common Stock.........................................................19
    9.  Terms of Replacement Options; Source and Amount of Consideration....................20
    10. Information Concerning Williams.....................................................24
    11. Interests of Directors and Executive Officers; Transactions and Arrangements
        Concerning the Options and our Common Stock.........................................27
    12. Accounting Consequences of the Offer................................................28
    13. Legal Matters; Regulatory Approval..................................................28
    14. Material U.S. Federal Income Tax Consequences.......................................29
    15. Fees and Expenses...................................................................30
    16. Additional Information..............................................................30
    17. Forward Looking Statements..........................................................31
    18. Miscellaneous.......................................................................31


        The Williams Companies, Inc., which is referred to in this Offer to Exchange as "we" or "us," is offering eligible employees, which are referred to in this Offer to Exchange as "you" or "your," the opportunity to exchange for replacement options all outstanding, unexercised options to purchase shares of our common stock which meet certain criteria which are described in Section 2 under the heading "The Offer" in this Offer to Exchange. Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender your options for exchange or not. You must make your own decision whether to tender your options for exchange.

        We are not making the offer to, nor will we accept any tender of options for exchange from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any such jurisdiction.

        We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange, the Election Form or any other related document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                                SUMMARY OF TERMS

        The following summary of terms contains the most material terms of the offer. We urge you to read it carefully. We also urge you to read carefully the remainder of this Offer to Exchange because it contains additional important information not contained in this summary of terms. We have included references to the relevant sections elsewhere in this Offer to Exchange where you can find a more complete description of the topics in this summary of terms.

        In addition, we urge you to review the information in our annual report on Form 10-K for the year ended December 31, 2002, our quarterly report on Form 10-Q for the quarter ended March 31, 2003 and our proxy statement distributed in connection with our 2003 Annual Meeting of Stockholders held on May 15, 2003, as these documents contain important financial information and other relevant information about us. All of these documents may be obtained without charge from us or from the Securities and Exchange Commission. Please see Section 16 under the heading "The Offer" in this Offer to Exchange for additional information on where and how you can obtain these documents.

                         GENERAL DISCUSSION OF THE OFFER

1. WHAT IS THE OFFER?

        The offer permits eligible employees to tender certain of their outstanding stock options and exchange them for a lesser number of replacement options that will be granted with an exercise price equal to the closing price per share of our common stock on the grant date of the replacement options. The offer is strictly voluntary.

2. WHY ARE WE MAKING THE OFFER?

        Virtually all of our outstanding options granted prior to November 27, 2002, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the fair market value of our common stock, thus substantially eliminating their value as a means to retain, reward and motivate our employees. By giving our employees the opportunity to exchange certain of their outstanding options for a lesser number of options that will be priced relative to market conditions at the replacement grant date, we are providing our employees with the potential to get value from their options in the future, thereby creating an incentive for them to remain with us and contribute to meeting our business and financial objectives, as well as to create value for our stockholders. This is a unique, one-time offer and you should take this into account in deciding whether to participate and tender your options for exchange. Please see Section 1 and Section 12 under the heading "The Offer" in this Offer to Exchange for additional information.

3. ARE THERE ANY CONDITIONS ON THE OFFER?

        The offer is not conditioned on a minimum number of employees tendering their options for exchange or a minimum number of options being tendered. However, the offer is subject to a number of conditions with regard to events that could occur prior to the expiration of the offer. These events include the following, among other things:

-       an actual or reasonably expected change in accounting principles;

-       a lawsuit challenging the offer; or

- a third-party tender offer for our common stock or other acquisition proposal.

        Once the offer has expired, the conditions will no longer apply, even if a specified event occurs during the period between the expiration of the offer and the grant date of the replacement options. Please see Section 7 under the heading "The Offer" in this Offer to Exchange for additional information.

4. ARE YOU REQUIRED TO PARTICIPATE IN THE OFFER? IF YOU CHOOSE NOT TO PARTICIPATE, DO YOU HAVE TO DO ANYTHING?

        No. You do not have to participate in the offer and there are no repercussions if you choose not to participate. Again, it is entirely up to you and we cannot advise you of what action you should take.

        If you decide not to participate in the offer, you do not need to do anything. Please see Section 4 under the heading "The Offer" in this Offer to Exchange for additional information.

5. WHY DON'T WE SIMPLY LOWER THE PRICE OF YOUR OPTIONS?

        Lowering the exercise price of outstanding options could result, under the financial accounting rules, in our recognition of significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remain outstanding. This could have a negative impact on our earnings, earnings per share and stock price. Please see Section 12 under the heading "The Offer" in this Offer to Exchange for additional information.

6. WHY DON'T WE SIMPLY GRANT MORE OPTIONS WITHOUT HAVING YOUR OPTIONS CANCELLED?

        We strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. As options are exercised, stockholders are proportionately diluted. Therefore, we must carefully manage the pool of shares our stockholders have authorized in order for it to last several years. A large grant of new options could deplete our pool and could require us to go several years without granting new options. Please see Section 1 under the heading "The Offer" in this Offer to Exchange for additional information.

7. ARE YOU ELIGIBLE TO RECEIVE FUTURE GRANTS IF YOU PARTICIPATE IN THE OFFER?

        Yes. Participating in the offer will not affect in any way your eligibility to receive future grants of options after the replacement options are granted. Please see Section 4 under the heading "The Offer" in this Offer to Exchange for additional information.

8. IF OUR STOCK PRICE DROPS AFTER YOU ARE GRANTED THE REPLACEMENT OPTIONS, WILL WE MAKE ANOTHER SIMILAR OFFER?

        No. This is a unique, one-time offer and you should take this into account in deciding whether to participate and tender your options for exchange. Please see Section 1 under the heading "The Offer" in this Offer to Exchange for additional information.

9. WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

        Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender your options for exchange or not. Furthermore, our stockholders recently approved an amendment to our 2002 Incentive Plan, which allows us to make the offer. You should not consider that approval to be a recommendation as to whether or not you should participate in the offer. You must make your own decision whether to tender your options for exchange. Please see Section 1 under the heading "The Offer" in this Offer to Exchange for additional information.

10. HOW SHOULD YOU DECIDE WHETHER OR NOT TO PARTICIPATE IN THE OFFER?

        We understand that your decision whether or not to tender your options for exchange is an important decision. Tendering your options for exchange involves risks. Please see the discussion under the heading "Certain Risks of Participating in the Offer" in this Offer to Exchange for additional information.

        The decision to participate must be your personal decision and will depend largely on your assessment of your option holdings, your individual financial circumstances, whether you expect to remain one of our employees and your assumptions about the future overall economic environment and performance of our business, the stock market and our stock price on the grant date of the replacement options and thereafter.

                            BASIC TERMS OF THE OFFER

11. WHAT ARE THE KEY DATES OF THE OFFER?

DATE                                              EVENT

May 28, 2003........................................    Commencement date of the offer
June 25, 2003 at 4:00 p.m. Central Time.............    Expiration of the offer
June 26, 2003 at 12:01 a.m. Central Time............    Cancellation of the tendered options
December 27, 2003...................................    Grant date of the replacement options

        Although we do not currently intend to do so, we may, at our discretion, extend the offer at any time. If we extend the offer, we will continue to accept properly completed, signed, dated and delivered Election Forms and Notice of Withdrawal Forms until the new expiration of the offer, and the cancellation of the tendered options and the grant date of the replacement options will be similarly extended. We may also cancel the offer in certain events. Please see
Section 5, Section 6 and Section 7 under the heading "The Offer" in this Offer to Exchange for additional information.

12. WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?

        All of our employees and employees of our affiliates are eligible to participate in the offer (including those on an authorized leave of absence), except that none of the following are eligible to participate in the offer: (i) our executive officers; (ii) non-management members of our Board of Directors;
(iii) non-U.S. citizen employees working outside of the U.S.; and (iv) former employees and retirees.

        If your employment is terminated prior to the expiration of the offer, you will not be eligible to participate in the offer. If you made an election to participate prior to the expiration of the offer, your election will be automatically withdrawn and you will continue to hold your existing options. Those options will remain in effect subject to their terms.

        If your employment is terminated after the expiration of the offer, but on or before the grant date of the replacement options, you will not be granted replacement options and the options you tendered for exchange will not be reinstated.

        If your employment is terminated after the grant date of the replacement options, but before the replacement options are vested, your replacement options will be forfeited and the options you tendered for exchange will not be reinstated. However, if you die, become disabled or retire before the replacement options are vested, vesting will be accelerated.

        Your employment is "terminated" if you die, become disabled, retire or resign, with or without good reason, or if your employment is terminated, either by us or by you, with or without cause. Please see Section 2 under the heading "The Offer" in this Offer to Exchange for additional information.

13. WHICH OPTIONS MAY BE EXCHANGED IN THE OFFER?

        We are offering to exchange all of your outstanding, unexercised options that:

        - were granted prior to November 27, 2002 under certain of our stock option plans or incentive plans;

        - have an exercise price greater than or equal to $10.00 per share; and

        - would have had a remaining term of at least two years from the cancellation date of the options if they were tendered pursuant to the offer.

Please see Section 2 under the heading "The Offer" in this Offer to Exchange for additional information.

14. HOW MANY REPLACEMENT OPTIONS WILL YOU RECEIVE IN EXCHANGE FOR YOUR TENDERED OPTIONS?

        The number of replacement options granted in exchange for your tendered options will be a lesser number than the options you tender and will be based on the grant date of the tendered options, as shown in the table below:

       IF THE OPTION THAT YOU ELECT TO       YOU WILL RECEIVE ONE REPLACEMENT
       EXCHANGE WAS GRANTED IN THE YEAR:     OPTION FOR EVERY:
       ---------------------------------     --------------------------------
       1995                                  2 options tendered for exchange
       1996                                  2.5 options tendered for exchange
       1997 - 2000                           3.75 options tendered for exchange
       2001                                  2.75 options tendered for exchange
       2002                                  1.5 options tendered for exchange

        Please see Section 3 under the heading "The Offer" in this Offer to Exchange for additional information.

15. WHEN WILL WE GRANT THE REPLACEMENT OPTIONS?

        We will grant the replacement options on the first business day that is at least six months and one day after the date the tendered options are accepted for exchange and cancelled.

        We will distribute new grant letters, grant agreements and grant detail reports to qualified employees promptly after the grant date of the replacement options. Please see Section 5 under the heading "The Offer" in this Offer to Exchange for additional information.

                             HOW THE EXCHANGE WORKS

16. WHAT HAPPENS TO YOUR OPTIONS IF YOU DECIDE NOT TO PARTICIPATE IN THE OFFER?

        If you elect not to participate in the offer, your options will remain outstanding until they terminate or expire according to their terms. They will retain their current exercise price. Please see Section 5 under the heading "The Offer" in this Offer to Exchange for additional information.

17. IF YOU CHOOSE TO TENDER YOUR OPTIONS FOR EXCHANGE, MUST YOU TENDER ALL OF YOUR OPTIONS OR CAN YOU JUST TENDER SOME OF THEM?

        You must tender all of your eligible options for exchange if you want to participate in the offer. If you have multiple option grants, you must tender for exchange all of the eligible options from each grant. You may not tender some of your eligible options and keep the balance. Please see Section 3 under the heading "The Offer" in this Offer to Exchange for additional information.

18. WHAT IF YOUR ELIGIBLE OPTIONS ARE NOT VESTED? CAN YOU EXCHANGE THEM?

        Yes. We are not taking into consideration whether or not your options have vested. Therefore, all options meeting the terms and conditions of the offer may be tendered for exchange, whether vested or not. Please see Section 2 under the heading "The Offer" in this Offer to Exchange for additional information.

19. WHAT WILL HAPPEN TO THE OPTIONS YOU TENDER FOR EXCHANGE?

        We intend to cancel all options accepted for exchange at 12:01 a.m. Central Time on the day following the expiration date of the offer, at which time you will have no further rights to those options. Please see Section 5 under the heading "The Offer" in this Offer to Exchange for additional information.

                            THE DURATION OF THE OFFER

20. WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED AND, IF SO, HOW WILL YOU BE NOTIFIED IF IT IS EXTENDED?

        The offer is scheduled to expire at 4:00 p.m. Central Time on June 25, 2003. Although we do not currently intend to do so, we may, at our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 8:00 a.m. Central Time on the business day immediately following the previously scheduled expiration of the offer. In addition, we will give you oral or written notice of the extension. Please see Section 5 and Section 6 under the heading "The Offer" in this Offer to Exchange for additional information.

21. IF THE OFFER IS EXTENDED, HOW DOES THE EXTENSION AFFECT THE GRANT DATE OF YOUR REPLACEMENT OPTIONS?

        If the offer is extended, the grant date of the replacement options will be similarly extended. We will not grant the replacement options on a date earlier than six months and one day after the cancellation of the options tendered and accepted for exchange. Please see Section 6 under the heading "The Offer" in this Offer to Exchange for additional information.

             VESTING, EXERCISE PRICE AND TERM OF REPLACEMENT OPTIONS

22. WHEN WILL THE REPLACEMENT OPTIONS VEST?

        Each replacement option will vest the LATER of one year from the grant date of the replacement option or the date the tendered options it replaces would have vested if not tendered for exchange. However, vesting will be accelerated in the event of death, disability and retirement.

        Accordingly, you will lose the benefit of any vesting under the options you tendered for exchange and we cancelled. Please see Section 9 under the heading "The Offer" in this Offer to Exchange for additional information.

23. WHAT HAPPENS TO THE SPECIAL ACCELERATED VESTING FEATURE IN THE 2001 AND 2002 OPTION GRANTS THAT ARE ELIGIBLE FOR THE OFFER IF YOU PARTICIPATE IN THE EXCHANGE?

        Some eligible options granted in 2001 and 2002 have a special accelerated vesting feature that allows for immediate vesting if the average stock price reaches a target level for five out of ten consecutive business days. The replacement options will not be granted with a similar special accelerated vesting feature. Therefore, if you participate in the offer, your eligible options with the special vesting feature will be cancelled. If you do not participate in the offer, any options you hold with this special vesting feature will continue to be subject to that special vesting feature.

24. WHAT WILL THE EXERCISE PRICE OF THE REPLACEMENT OPTIONS BE? HOW WILL THIS BE DETERMINED?

        The exercise price of the replacement options will be equal to the closing price per share of our common stock on the grant date of the replacement options, as reported by the New York Stock Exchange. Because the replacement options will be granted at least six months and one day following the date the tendered options are cancelled, we cannot predict the exercise price of the replacement options. Accordingly, the replacement options may have a higher exercise price than some or all of the options you tendered for exchange. Please see Section 9 under the heading "The Offer" in this Offer to Exchange for additional information.

25. WHAT WILL BE THE TERM OF YOUR REPLACEMENT OPTIONS AND WHEN WILL THEY EXPIRE?

        Each replacement option will have a term equal to the remaining term (as of the cancellation date) of the tendered options it replaces. Please see
Section 9 under the heading "The Offer" in this Offer to Exchange for additional information.

26. WILL THE OTHER TERMS AND CONDITIONS OF YOUR REPLACEMENT OPTIONS BE THE SAME AS THE CORRESPONDING TERMS AND CONDITIONS OF YOUR OPTIONS TENDERED FOR EXCHANGE?

        The replacement options will be granted under our 2002 Incentive Plan, regardless of the option or incentive plan under which the corresponding options you tendered for exchange were granted. Consequently, the replacement options may be subject to different terms and conditions than the options they replace. Please see Section 9 under the heading "The Offer" in this Offer to Exchange for additional information.

               TAX CONSEQUENCES; TAX STATUS OF REPLACEMENT OPTIONS

27. WHAT ARE THE TAX CONSEQUENCES OF YOU TENDERING YOUR OPTIONS FOR EXCHANGE AND RECEIVING REPLACEMENT OPTIONS?

        If you tender options for exchange and receive replacement options, we do not believe that you will be required under current law to recognize income for U.S. Federal income tax purposes at the time of the tender or upon our acceptance and cancellation of the tendered options. We believe that the exchange will be treated as a non-taxable exchange. Further, at the grant date of the replacement options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes.

        You should consult with your own personal advisers (at your own expense) as to the tax consequences of your participation in the offer. Tax consequences may vary depending on your individual circumstances. Please see Section 14 under the heading "The Offer" in this Offer to Exchange for additional information.

28. IF THE OPTIONS YOU TENDER FOR EXCHANGE ARE CONSIDERED INCENTIVE STOCK OPTIONS FOR U.S. FEDERAL INCOME TAX PURPOSES, WILL YOUR REPLACEMENT OPTIONS BE INCENTIVE STOCK OPTIONS?

        If the options you tender for exchange are incentive stock options, your replacement options will be granted as incentive stock options to the maximum extent they can qualify as incentive stock options under federal tax laws on the grant date. Please see Section 5 under the heading "The Offer" in this Offer to Exchange for additional information.

                   HOW TO ELECT TO TENDER OPTIONS FOR EXCHANGE

29. WHAT SHOULD YOU DO TO TENDER YOUR OPTIONS FOR EXCHANGE?

        To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form included in your election packet before 4:00 p.m. Central Time on Wednesday, June 25, 2003 (or such later date and time if we extend the offer). Please see Section 4 under the heading "The Offer" in this Offer to Exchange for additional information.

30. WHAT IF WE RECEIVE YOUR ELECTION FORM AFTER THE EXPIRATION OF THE OFFER?

        We will not accept any Election Forms received by us after the expiration of the offer. THERE CAN BE NO EXCEPTIONS TO THIS DEADLINE. In addition, if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. Please see Section 4 under the heading "The Offer" in this Offer to Exchange for additional information.

31. CAN YOU WITHDRAW YOUR PREVIOUSLY TENDERED OPTIONS?

        Yes. To withdraw your tendered options, you must properly complete, sign, date and deliver to us the Notice of Withdrawal Form included in your election packet before 4:00 p.m. Central Time on Wednesday, June 25, 2003 (or such later date and time if we extend the offer). You can only withdraw all of your tendered options; you may not withdraw only a portion of your tendered options. Once you have withdrawn your tendered options, you may retender your options for exchange before the expiration of the offer only by again following the delivery procedures described in this Offer to Exchange. Please see Section 4 under the heading "The Offer" in this Offer to Exchange for additional information.

32. HOW WILL YOU KNOW THAT WE HAVE ACCEPTED YOUR TENDERED OPTIONS FOR EXCHANGE?

        As soon as administratively practical after we accept and cancel your properly tendered options, we will send you a confirmation statement indicating the number of options that we have accepted and cancelled, the number of replacement options you are eligible to receive on the grant date and the expected grant date of the replacement options. When you receive this statement, you should carefully review it and immediately notify us of any discrepancies that you find. Please see Section 5 under the heading "The Offer" in this Offer to Exchange for additional information.

                                MORE INFORMATION

33. HOW CAN YOU FIND OUT THE DETAILS OF YOUR ELIGIBLE OPTIONS?

        Included in your election packet is a personal Election Form detailing your outstanding options that are eligible for the offer. Please see Section 2 under the heading "The Offer" in this Offer to Exchange for additional information.

34.     WHO CAN YOU TALK TO IF YOU HAVE QUESTIONS ABOUT THE OFFER?

        Any questions concerning the offer, this Offer to Exchange or any other document accompanying or referred to in this Offer to Exchange, or to request additional copies of any such documents may be directed to the Human Resources Service Center at (800) 320-8040 or (918) 573-5400. We cannot and will not provide you any advice regarding your decision whether to tender your options for exchange. Please see Section 10, Section 16 and Section 18 under the heading "The Offer" in this Offer to Exchange for additional information.

                   CERTAIN RISKS OF PARTICIPATING IN THE OFFER

        Participation in the offer involves a number of potential risks, including those described below. You should carefully consider these risks and speak with your investment or tax adviser before deciding whether to participate in the offer. In addition, we strongly urge you to read this Offer to Exchange in its entirety and all other documents relating to the offer before deciding whether to participate in the offer.

        IF OUR STOCK PRICE INCREASES AFTER THE DATE YOUR TENDERED OPTIONS ARE CANCELLED, YOUR CANCELLED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE REPLACEMENT OPTIONS YOU WILL RECEIVE IN EXCHANGE FOR THEM.

        The exercise price of replacement options granted to you will be equal to the closing price per share of our common stock on the grant date of the replacement options, as reported by the New York Stock Exchange. Before the grant date of the replacement options, our stock price could increase, and the exercise price of the replacement options could be higher than the exercise price of the options you tendered for exchange and that we cancelled pursuant to the offer. If this happens, the replacement options you receive would be worth less than the cancelled options.

        For example, if you tender for exchange options with a $12.00 exercise price, and our stock price is $15.00 per share at the time the replacement options are granted, your replacement options will have an exercise price of $15.00, and you will hold the right to purchase fewer shares of common stock since you surrendered more options than you received replacement options for. As a result, you will have lost value by participating in the offer.

        IF YOUR EMPLOYMENT IS TERMINATED FOR ANY REASON AFTER THE EXPIRATION OF THE OFFER, BUT ON OR BEFORE THE GRANT DATE OF THE REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE REPLACEMENT OPTIONS AND THE OPTIONS YOU TENDERED FOR EXCHANGE WILL NOT BE REINSTATED.

        Once your options are cancelled, you will no longer have any rights with respect to those options. Accordingly, if your employment is terminated for any reason at any time after the expiration of the offer, but on or before the grant date of the replacement options, you will not have the benefit of either the cancelled or the replacement options.

        This applies regardless of the reason your employment is terminated, including if you die, become disabled, retire or resign, with or without good reason, or if your employment is terminated, either by us or by you, with or without cause.

        PARTICIPATION IN THE OFFER WILL MAKE YOU INELIGIBLE TO RECEIVE NEW GRANTS OF OPTIONS UNTIL AFTER THE GRANT OF REPLACEMENT OPTIONS.

        Our employees are generally eligible to receive grants of options at any time that our Board of Directors chooses to grant them. However, if you participate in the offer, you will not be eligible to receive new grants of options until after the grant date of the replacement options. Not participating in the offer, however, is no guarantee that you will be granted any options in that period.

        YOU WILL LOSE THE POTENTIAL BENEFIT OF ANY VESTING UNDER THE OPTIONS YOU CURRENTLY HOLD THAT ARE CANCELLED IN THE OFFER.

        Even if the options you tender for exchange were vested or were scheduled to vest prior to the grant date of the replacement options, your replacement options will not vest for at least one year from the grant date, thus depriving you of the right to exercise your options until December 27, 2004, at the earliest.

        YOU MAY NOT RECEIVE ANY REPLACEMENT OPTIONS IN EXCHANGE FOR OPTIONS PROPERLY TENDERED AND CANCELLED IF WE EXPERIENCE A CHANGE IN CONTROL, REORGANIZATION OR SALE OF ASSETS.

        If we experience a change in control or a reorganization occurs before we grant the replacement options, it is possible that the successor or purchaser would agree to assume the obligation to issue the replacement options. However, we cannot guarantee that any successor or purchaser would agree to assume any obligation to issue the replacement options. Therefore, it is possible that you may not receive any replacement options, securities of the surviving company or other consideration in exchange for the options you tendered for exchange if we are subject to a change in control or a reorganization occurs before the replacement options are granted. In addition, the announcement of a change in control transaction before the grant date of the replacement options could have a substantial effect on our stock price, including substantial stock price appreciation, which could reduce or eliminate potential benefits provided by the offer.

        The preceding paragraph describes the general consequences of a change in control or other reorganization generally. You may also be affected if we, or one of our affiliates, sell a subsidiary, division or business unit for which you work. In those circumstances, if you were transferred to the acquiring company, the acquiring company would likely not have to agree to issue replacement options under the offer. Consequently, if you are employed by the subsidiary, division or business unit that is sold and you do not continue to be employed by us following the sale, then the sale will constitute the termination of your employment with us for purposes of the offer. In those circumstances, you would not be entitled to receive replacement options.

        We also reserve the right to take any action, including entering into a merger, asset purchase or sale or similar transaction, or shutting down a business unit, whether or not it adversely affects the grant of replacement options under the offer or the likelihood that the replacement options will be granted.

                                    THE OFFER

        1. PURPOSE OF THE OFFER

        We consider stock options to be a critical component of employee compensation. They are intended to attract, retain, reward and motivate employees to align their interests with the interests of our stockholders through stock ownership.

        Virtually all of our outstanding options granted prior to November 27, 2002, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the fair market value of our common stock, thus substantially eliminating their value as a means to retain, reward and motivate our employees. By giving our employees the opportunity to exchange certain of their outstanding options for a lesser number of options that will be priced relative to market conditions at the replacement grant date, we are providing our employees with the potential to get value from their options in the future, thereby creating an incentive for them to remain with us and contribute to meeting our business and financial objectives, as well as to create value for our stockholders. This is a unique, one-time offer and you should take this into account in deciding whether to participate and tender your options for exchange.

        We have considered and determined not to simply grant additional options to our employees without canceling outstanding options because we strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. As options are exercised, stockholders are proportionately diluted. Therefore, we must carefully manage the pool of shares our stockholders have authorized in order for it to last several years. A large grant of new options could deplete our pool and could require us to go several years without granting new options. Additionally, we are making the offer instead of lowering the price of your existing options because repricing outstanding options could result, under the financial accounting rules, in our recognition of significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remain outstanding. This could have a negative impact on our earnings, earnings per share and stock price.

        Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender your options for exchange or not. Furthermore, our stockholders recently approved an amendment to our 2002 Incentive Plan, which allows us to make the offer. You should not consider that approval to be a recommendation as to whether you should participate or not participate in the offer. You must make your own decision whether to tender your options for exchange.

2. ELIGIBILITY

        We are offering eligible employees the opportunity to exchange eligible stock options for replacement stock options, as described in detail below.

        ELIGIBLE EMPLOYEES

        Eligible employees include all of our employees and employees of our affiliates. Eligible employees do not include, and we are not making an offer to any of the following: (i) our executive officers; (ii) non-management members of our Board of Directors; (iii) non-U.S. citizen employees working outside of the U.S.; and (iv) former employees and retirees.

        Non-U.S. citizen employees working outside of the U.S. are not eligible to participate in the offer due to the cost of implementing the offer in foreign countries.

        Employees on an authorized leave of absence are eligible to participate in the offer. An authorized leave of absence is a leave of absence that has been approved in accordance with our policies and practices, at the end of which it is expected that you will return to active employment. Authorized leaves include approved family leave, administrative leave, education leave, personal leave and military leave. Deadlines are not extended for persons on authorized leaves of absence.

        Participation in the offer does not guarantee your continued employment by us or any of our affiliates. As such, your employment may be terminated by us or by you at any time for any reason, with or without cause. Your rights in the event that you are no longer employed by us, or one of our affiliates, at any time with respect to the offer are described in the following paragraphs.

        If your employment with us and our affiliates is terminated prior to the expiration of the offer, you will not be eligible to participate in the offer. If you made an election to participate prior to the expiration of the offer, your election will be automatically withdrawn and you will continue to hold your existing options. Those options will continue to be governed by the provisions of the option or incentive plan under which they were granted.

        If your employment with us and our affiliates, is terminated after the expiration of the offer, but on or before the grant date of the replacement options, you will not be granted replacement options and the options you tendered for exchange will not be reinstated.

        If your employment is terminated after the grant date of the replacement options, you will have already been granted your replacement options and your rights with respect to those options will be governed by the provisions of the 2002 Incentive Plan and your grant letter and grant agreement. Thus, for example, if your employment is terminated after the grant date of the replacement options, but before the replacement options are vested, your replacement options will be forfeited and the options you tendered for exchange will not be reinstated. However, if your employment is terminated due to death, disability or retirement before the replacement options are vested, your replacement options will immediately vest.

        Your employment is "terminated" if you die, become disabled, retire or resign, with or without good reason, or if your employment is terminated, either by us or by you, with or without cause.

        ELIGIBLE OPTIONS

        Options eligible for exchange must meet the following criteria:

        - Each option must have been granted prior to November 27, 2002 under any of the following: (i) The Williams Companies, Inc. 1990 Stock Plan; (ii) The Williams Companies, Inc. Stock Plan for Non-Officer Employees; (iii) The Williams Companies, Inc. 1996 Stock Plan; (iv) The Williams Companies, Inc. International Stock Plan; (v) The Williams Companies, Inc. 2001 Stock Plan; and (vi) The Williams Companies, Inc. 2002 Incentive Plan, and be outstanding as of the expiration of the offer;

        - Each option must have an exercise price greater than or equal to $10.00 per share; and

        - Each option must have a remaining term of at least two years from the cancellation date of the options if they were tendered pursuant to the offer.

        Options with an exercise price below $10.00 per share are not eligible for exchange in the offer because we believe such options continue to provide an incentive to our employees.

        We are not taking into consideration whether or not your options have vested. Therefore, all options meeting the terms and conditions of the offer may be tendered for exchange, whether vested or not.

        The offer is only being made for outstanding, unexercised options and does not in any way apply to shares purchased, whether upon the exercise of options or otherwise. Options for which you have properly submitted an exercise notice prior to the date you tendered the options for exchange will be considered exercised to that extent, whether or not you have received confirmation of the exercise or the shares purchased.

        As of May 16, 2003, approximately 13,446,724 outstanding options were eligible for exchange under the offer.

        Your personal Election Form, which contains a listing of all of your eligible options, will be mailed on May 28, 2003 to your last known address according to our records as of May 16, 2003.

3. NUMBER OF OPTIONS; EXCHANGE RATIOS

        To participate in the offer, you must tender all of your eligible options for exchange. If you have multiple option grants, you must tender for exchange all of the eligible options from each grant. You may not tender some of your eligible options and keep the balance. If you attempt to tender some, but not all, of your eligible options, your election will be rejected.

        The number of replacement options granted in exchange for your tendered options will be a lesser number than the options you tender and will be based on the grant date of the tendered options, as shown in the table below.

       IF THE OPTION THAT YOU ELECT TO       YOU WILL RECEIVE ONE REPLACEMENT
       EXCHANGE WAS GRANTED IN THE YEAR:     OPTION FOR EVERY:
       ---------------------------------     --------------------------------
       1995                                  2 options tendered for exchange
       1996                                  2.5 options tendered for exchange
       1997 - 2000                           3.75 options tendered for exchange
       2001                                  2.75 options tendered for exchange
       2002                                  1.5 options tendered for exchange

        For instance, if you tender for exchange 100 options granted to you in December 1995 and 100 options granted to you in February 1999, you will receive 50 replacement options in exchange for the options granted in December 1995 and 27 replacement options in exchange for the options granted in February 1999.

        We will not issue any fractional replacement options. Instead, if in the aggregate, the exchange conversion calculation yields a fractional number of replacement options, we will round up (.50 or over) or down (under .50) to the nearest whole number of options.

        We structured the program to be a "value-for-value" exchange, meaning that the aggregate value of each option tendered for exchange is expected to approximate the aggregated value of each replacement option granted in exchange for each tendered option. We used the Black-Scholes option valuation model, a commonly used method to value options, to determine how many options an eligible employee must tender in order to receive one replacement option.

4. PROCEDURES FOR PARTICIPATING IN THE OFFER

       You do not have to participate in the offer and there are no repercussions if you choose not to participate. Participating or not participating in the offer will not affect in any way your eligibility to receive future grants of options; however, if you participate in the offer, you will not be eligible to receive new grants of options until after the replacement options are granted. If you decide not to participate in the offer, you do not need to do anything.

        PROPER TENDER OF OPTIONS

        To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form included in your election packet before 4:00 p.m. Central Time on Wednesday, June 25, 2003 (or such later date and time if we extend the offer). Delivery will be deemed to be made only when the Form is actually received by us. The acceptable methods of delivering the Election Form are:

        (1) By faxing to the Stock Option Exchange Program at (918) 573-0737, (918) 573-0786 or (918) 573-0828. If faxing an
                Election Form, you should retain the fax transmittal confirmation for your records.

        (2) By mailing to Williams, ATTN: Stock Option Exchange Program, One Williams Center, P.O. Box 2400, MD 42-7, Tulsa, Oklahoma 74102. If mailing an Election Form, we urge you to mail the Form sufficiently in advance of the expiration of the offer to ensure we receive it prior to the expiration. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. This type of delivery is at your own expense. Please note that a pre-paid, pre-addressed return envelope has not been provided due to our recommendation that you use certified mail with return receipt requested. Delivery will be deemed made only when actually received by us.

        E-mail is not an acceptable method of delivery.

        The Election Form must be executed by the grantee who tenders the options to be cancelled. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Election Form.

        If you do not submit an Election Form prior to the expiration of the offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer.

        THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING YOUR ELECTION FORM, IS AT YOUR RISK. WE WILL STRICTLY ENFORCE THE EXPIRATION AND THERE CAN BE NO EXCEPTIONS TO THE EXPIRATION TIME.

        You do not need to return any grant letters, grant agreements and/or grant detail reports related to your eligible options if you elect to accept the offer, as they will be automatically cancelled if we accept your tendered options.

        WITHDRAWAL RIGHTS

        To withdraw your tendered options from the offer, you must properly complete, sign, date and deliver to us the Notice of Withdrawal Form included in your election packet before 4:00 p.m. Central Time on Wednesday, June 25, 2003 (or such later date and time if we extend the offer). Delivery will be deemed to be made only when the Notice of Withdrawal Form is actually received by us. Notice of Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated under "Proper Tender of Options" above.

        The Notice of Withdrawal Form must be executed by the grantee who tenders the options. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Notice of Withdrawal Form.

        You can only withdraw all of your tendered options; you may not withdraw only a portion of your tendered options.

        THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING YOUR NOTICE OF WITHDRAWAL FORM, IS AT YOUR RISK. WE WILL STRICTLY ENFORCE THE EXPIRATION AND THERE CAN BE NO EXCEPTIONS TO THE EXPIRATION TIME.

        Once you have withdrawn your tendered options, you may retender your options for exchange before the expiration of the offer only by again following the election delivery procedures described above.

        DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS

        We will determine, in our discretion, all questions as to form, validity, including time of receipt, eligibility and acceptance of any tender of options or withdrawal of tenders. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options or withdrawal of tenders that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. Otherwise, we expect to accept all properly and timely tendered options, which are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options or any particular employee. No tender of options or withdrawal of tenders will be deemed to have been properly made until all defects or irregularities have been cured by the tendering employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections or withdrawals, and no one will be liable for failing to give notice of any defects or irregularities.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF REPLACEMENT OPTIONS

        The offer is scheduled to expire at 4:00 p.m. Central Time on June 25, 2003. Although we do not currently intend to do so, we may, at our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 8:00 a.m. Central Time on the business day immediately following the previously scheduled expiration of the offer.

        Upon the terms and subject to the conditions of the offer, we expect to accept tendered options for exchange and we will cancel all options properly tendered and not validly withdrawn at 12:01 a.m. Central Time on June 26, 2003. When we accept your tendered options for exchange and we cancel those options, you will have no further rights to those options. By tendering your options, you agree that any grant letters, grant agreements, grant detail reports and/or any other documents regarding the tendered options will terminate upon our cancellation of your tendered options. As soon as administratively practical after we accept and cancel tendered options, we will send each tendering employee a confirmation statement indicating the number of options that we have accepted and cancelled, the number of replacement options he/she is eligible to receive on the grant date of the replacement options and the expected grant date of the replacement options. In addition, we will distribute new grant letters, grant agreements and grant detail reports regarding the replacement options to qualified employees promptly after the grant date of the replacement options.

        If your tendered options are accepted and cancelled on June 26, 2003, you will be granted replacement options on December 27, 2003 (unless your employment is terminated after the expiration of the offer, but on or before the grant date of the replacement options), which is the first business day that is at least six months and one day after the date the tendered options are expected to be accepted for exchange and cancelled. If we extend the offer, the cancellation of the tendered options will be similarly extended and you will be granted replacement options on a subsequent business day that is on or promptly after the first business day that is at least six months and one day after the actual cancellation.

        It is our intention to grant to you incentive stock options if the options you tender for exchange are incentive stock options, to the maximum extent the replacement options can qualify as incentive stock options under federal tax laws on the grant date of the replacement options. It is possible, however, that a portion of the replacement options will be required by the Internal Revenue Code of 1986, as amended, to be classified as nonqualified stock options. The extent to which any participant will not be granted replacement options which are classified for federal income tax purposes as incentive stock options will not be known until the grant date of the replacement options, as this determination is affected by several factors, including the exercise price, which will not be known until that date. For a detailed discussion on the consequences of these designations, see Section 14.

        If you elect not to participate in the offer, your options will remain outstanding until they terminate or expire according to their terms. They will retain their current exercise price and other terms and conditions under the applicable option plan and grant letter, grant agreement and/or grant detail report under which the options were granted.

6. EXTENSION OF OFFER; TERMINATION; AMENDMENT

        We may extend the period of time during which the offer is open and delay accepting any options tendered to us by giving oral or written notice of the extension to employees. If we extend the offer, we will continue to accept properly completed, signed, dated and delivered Election Forms and Notice of Withdrawal Forms until the new expiration of the offer. In addition, if we extend the offer, the grant date of the replacement options will be similarly extended to ensure that the replacement options are granted no less than six months and one day following the date tendered options are cancelled.

        We also expressly reserve the right, in our reasonable judgment, prior to the expiration of the offer, to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified under Section 7, by giving oral or written notice of the termination, amendment or postponement to employees. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, which requires that we must return the options tendered promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend the offer in any respect.

        Amendments to the offer may be made at any time by an announcement. If the offer is extended due to an amendment to the offer, we will make a public announcement of the extension no later than 8:00 a.m. Central Time on the business day immediately following the previously scheduled expiration of the offer. Any such announcement made pursuant to the offer will be disseminated promptly to employees in a manner reasonably designated to inform employees of such amendment. Without limiting the manner in which we may choose to make an announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release.

        If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

7. CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, if at any time on or after May 28, 2003 and before the expiration of the offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with the acceptance and cancellation of the options tendered for exchange:

        (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of replacement options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or of our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates or materially impair the contemplated benefits of the offer to us;

        (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries or affiliates, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

- make the acceptance for exchange of, or issuance of replacement options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relate in any manner to the offer;

- delay or restrict our ability, or render us unable, to accept for exchange, or issue replacement options for, some or all of the tendered options;

- materially impair the benefits we hope to receive as a result of the offer; or

- materially and adversely affect our business, condition (financial or other), income, operations or prospects or of our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates or materially impair the contemplated benefits of the offer to us;

        (c) there shall have occurred:

- any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

- the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

- the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly or indirectly involving the United States;

- any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

- any significant decrease in the fair market value of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects or of our subsidiaries or affiliates or on the trading in our common stock;

- any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or that of our subsidiaries or affiliates or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

- in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

- any decline in either the Dow Jones Industrial Average, the New York Stock Exchange or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on May 28, 2003;

        (d) there shall have occurred or based on reports of deliberations of organizations that establish accounting standards, including the Financial Accounting Standards Board, we reasonably expect there to occur, any change in generally accepted accounting standards or the application or interpretation thereof which could or would require us for financial reporting purposes to record compensation expense against our earnings in any period in connection with the offer or the replacement option grants;

        (e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

- any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before May 28, 2003;

-       any such person, entity or group that has filed a Schedule 13D or
        Schedule 13G with the SEC before May 28, 2003 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

- any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

        (f) any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries or affiliates that, in our judgment, is or may be material to us or our subsidiaries or affiliates.

        The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer. We may waive them, in whole or in part, at any time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any of the rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described above will be final and binding upon all persons.

8. PRICE RANGE OF COMMON STOCK

        The options eligible to be exchanged pursuant to the offer are not publicly traded. However, upon exercise of an option, the option holder becomes an owner of our common stock, which is traded on the New York Stock Exchange under the symbol "WMB." The following table shows, for the periods indicated, the high and low closing price per share of our common stock as reported by the New York Stock Exchange at the times indicated.

                                                            HIGH          LOW
                                                           ------        ------
          2003:
          First Quarter............................         $4.74         $2.60
          Second Quarter (through May 16, 2003)....          8.30          4.87
          2002:
          First Quarter............................        $25.97        $14.53
          Second Quarter...........................         24.17          5.47
          Third Quarter............................          6.32          0.88
          Fourth Quarter...........................          3.06          1.35
          2001:
          First Quarter............................        $45.90        $34.56
          Second Quarter...........................         43.55         32.40
          Third Quarter............................         33.97         24.99
          Fourth Quarter...........................         30.43         22.10

        On May 16, 2003, the closing price per share of our common stock on the New York Stock Exchange was $8.30 per share.

        We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether or not to tender your options for exchange.

9. TERMS OF REPLACEMENT OPTIONS; SOURCE AND AMOUNT OF CONSIDERATION

        CONSIDERATION

        The sole consideration that you will receive for the options you tender for exchange will be the right to receive the replacement options under the terms of the offer. You will receive one replacement option for a specific number of options tendered for exchange according to the method summarized in
Section 3. The number of replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration of the offer and the grant date of the replacement options.

        The issuance of replacement options will not create any contractual or other right to receive any future grants of options or other benefits or any right of continued employment.

        DESCRIPTION OF REPLACEMENT OPTIONS

        Each replacement option will have a term equal to the remaining term (as of the cancellation date) of the tendered options it replaces, subject to earlier termination in accordance with the 2002 Incentive Plan in the event of termination of employment. Each replacement option will vest the LATER of one year from the grant date of the replacement option or the date the tendered options it replaces would have vested if not tendered for exchange. However, vesting will be accelerated in the event of death, disability and retirement.

        Accordingly, you will lose the benefit of any vesting under the options you tendered for exchange and we cancelled.

        None of the replacement options, regardless of which tendered options they replace, will be granted with a special accelerated vesting feature.

        The exercise price of the replacement options will be equal to the closing price per share of our common stock on the grant date of the replacement options, as reported by the New York Stock Exchange. Because the replacement options will be granted at least six months and one day following the date the tendered options are cancelled, we cannot predict the exercise price of the replacement options. Accordingly, the replacement options may have a higher exercise price than some or all of the options you tendered for exchange.

        The replacement options will be granted under our 2002 Incentive Plan, regardless of the option or incentive plan under which the corresponding options you tendered for exchange were granted. Consequently, the replacement options may be subject to different terms and conditions than the options they replace.

        All shares of Common Stock to be delivered upon exercise of replacement options have been or are expected to be, as of the grant date of the replacement options, registered under the Securities Act of 1933 on a Registration Statement on Form S-8 filed with the SEC. Unless you are restricted by our insider trading policy or considered an "affiliate" of ours under the 1933 Act, when you exercise your replacement options, you will be able to sell the shares obtained through such exercise free of any transfer restrictions under applicable securities laws.

        DESCRIPTION OF 2002 INCENTIVE PLAN

        The following description of the 2002 Incentive Plan as amended and restated effective as of May 15, 2003 (referred to in this summary as the "Plan") is only a summary of its general terms concerning options and is not complete. This description is subject to, and qualified in its entirety by reference to, the actual provisions of the Plan and the terms of any specific grant, including the grants of replacement options described in this Offer to Exchange. Information regarding the Plan may be found in the Registration Statement on Form S-8 and related prospectus prepared in connection with the Plan. To obtain a copy of the Plan or related prospectus, go to http://teamw.twc.com/stockoptions/ and select the first link under "More Details" or contact the Human Resources Service Center at (800) 320-8040 or
(918) 573-5400.

        As of May 16, 2003, there were 28,558,457 shares of common stock available for delivery under the Plan. The number of shares authorized for delivery upon exercise of options granted under the Plan will be increased by that number of options tendered in the offer, so that if all 13,446,724 eligible options are tendered for exchange and cancelled, there would be 42,005,181 shares available for delivery under the Plan prior to the grant date of the replacement options.

        ADMINISTRATION

        Unless the Compensation Committee of our Board of Directors chooses to administer the Plan with respect to grants to non-executive officer employees, our Chief Executive Officer will do so, provided our Chief Executive Officer is a member of our Board of Directors. The relevant person or group that administers the Plan is referred to in this summary as the "Committee." The Committee must follow the Plan, but otherwise has full power and discretion to select those persons to whom awards will be granted (other than director stock awards); to determine the amounts and terms of awards; to change and determine the terms of any award agreement; to determine and change the conditions, restrictions and performance criteria relating to any award; to determine the settlement, cancellation, forfeiture, exchange or surrender of any award; to make adjustments in the terms and conditions of awards, including, but not limited to, changing the exercise price of any award; to construe and interpret the Plan and any award agreement; to establish, amend and revoke rules and regulations for the administration of the Plan; to make all determinations deemed necessary or advisable for administration of the Plan; and to exercise any powers and perform any acts it deems necessary or advisable to administer the Plan and subject to certain exceptions, to amend, alter or discontinue the Plan or amend the terms of any award.

        TERM

        Options may not have a term greater than 10 years.

        TERMINATION

        Generally, vested options may be exercised at any time prior to their expiration date. If, however, a grantee's employment with us, or one of our affiliates, terminates, different provisions apply based on the cause of the termination and the vesting status of the award. A grantee's award agreement details what specific provisions apply.

        Generally, a grantee will have six months after his or her employment terminates to exercise options that were vested as of his or her termination date unless the grantee's grant letter or grant agreement states otherwise. Options not vested upon his or her termination of employment will be forfeited immediately. However, if a grantee retires under our pension plan, or if his or her employment is terminated due to death or disability, his or her options will become fully vested and may be exercised for up to five years, generally. If a grantee is terminated for cause, he or she will have only 30 days to exercise his or her vested options and any options not vested upon his or her termination of employment will be forfeited immediately, generally.

        EXERCISE PRICE

        Generally, the Committee determines the exercise price at the time options are granted under the Plan. The Plan prohibits the grant of options with an exercise price less than the closing price per share of our common stock on the date of grant reported in the Wall Street Journal in the table entitled "New York Stock Exchange Composite Transactions".

        VESTING

        Generally, the Committee determines the vesting schedule at the time options are granted under the Plan.

        PAYMENT OF EXERCISE PRICE

        Vested options may be exercised by contacting Smith Barney at (800) 367-4777. The permissible methods of payment of the exercise price, as established under the terms of the Plan generally include the following:

-       cash, personal check or wire transfer;

- by surrendering shares of our common stock which have been owned by the grantee for at least six months or have been purchased on the open market, having a fair market value on the date of exercise equal to the aggregate exercise price;

- with the approval of the Committee, by surrendering restricted shares held by the grantee for at least six months prior to exercise, having a fair market value on the date of exercise equal to the aggregate exercise price; or

- through the sale of the shares acquired upon exercise of the options through a broker-dealer to whom the grantee has submitted an irrevocable notice of exercise and instructions to deliver to us the amount of the sale proceeds sufficient to pay the exercise price of the options.

        PLAN AMENDMENT OR TERMINATION

        The Plan may be amended, altered, suspended, discontinued or terminated by our Board of Directors without further stockholder approval, unless stockholder approval of an amendment or alteration is required by law or regulation or under the rules of the New York Stock Exchange (or other stock exchange or automated quotation system on which our common stock is then listed or quoted). Thus, stockholder approval will not necessarily be required for other amendments, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Without the approval of the stockholders, however, the Plan may not be amended to increase the number of shares reserved for delivery under the Plan (except pursuant to certain changes in our capital structure).

        In addition, unless the Plan specifically permits it, no amendment or termination of the Plan may materially and adversely affect an award already made to a grantee without the grantee's consent, other than an amendment to the change in control provisions.

        Unless earlier terminated by our Board of Directors, the Plan will terminate when no shares remain reserved and available for delivery, and we have no further obligation with respect to any award granted under the Plan.

        CHANGE IN CONTROL

        If, within two years after a change in control, a grantee's employment (but not including service as a director) with us or an affiliate is terminated by us without cause or by the grantee for good reason, (a) all of the grantee's outstanding awards will become fully vested, (b) all performance criteria will be deemed fully achieved, and (c) the grantee's non-qualified options will continue to be exercisable for 18 months (but no longer than the remaining term of the options). For purposes of the Plan, a change in control is deemed to have occurred: (1) upon the acquisition of 20 percent or more of the ownership of our company by any entity, person or group other than us, (2) upon the merger, reorganization or consolidation that results in a more than 35 percent change in our ownership, (3) if the members of our Board of Directors as of the date of your award (or those voted for by 2/3 of such members) cease to constitute a majority of our Board of Directors, (4) upon the approval by our stockholders of our liquidation or dissolution or (5) upon the approval by our stockholders of a sale or other disposition of all or substantially all of our assets that results in a more than 50 percent change in the ownership of our assets.

        The Plan reserves to our Board of Directors the right to amend the change in control provisions (including with respect to outstanding awards) without the consent of the grantee.

        LIMITS ON AWARDS

        The Plan contains several limits on the number of shares that may be issued as awards. To the extent the Committee determines that compliance with the performance-based exception to tax deductibility limitations under Code
Section 162(m) is desirable, awards may not be granted to any individual for an aggregate number of shares of common stock in any fiscal year that exceeds two million shares of common stock. Stock available for grant as incentive stock options may not exceed the total number of shares of stock available for grant under the Plan less the number of shares of stock available under the Plan as carried over from our other stock plans.

        ADJUSTMENTS UPON CERTAIN EVENTS

        Appropriate adjustments may be made by the Committee to the number or kind of shares covered by options, both as to options granted or to be granted, including the replacement options, and to the exercise price per share, to give effect to adjustments to the number of our common stock or types of our securities which result from certain corporate transactions.

        TRANSFERABILITY OF OPTIONS

        In general, the replacement options may not be transferred. In some cases, however, the replacement options may, after their issuance, be transferred under the laws of descent and distribution. In these cases, the replacement options may be exercised by the person who acquires the right to exercise the option by bequest or inheritance.

        NO STOCKHOLDER RIGHTS OR EMPLOYMENT RIGHTS

        Grantees have no stockholder rights with respect to any outstanding options until the options are exercised in accordance with the provisions of the Plan and related grant letter and/or grant agreement. Nothing in the Plan confers upon any grantee any guarantee as to continued employment.

10. INFORMATION CONCERNING WILLIAMS

        GENERAL

        The address of our principal executive offices is One Williams Center, Tulsa, Oklahoma 74172. Our telephone number is (918) 573-2000. Our website is http://www.williams.com/. Information contained on our website does not constitute a part of this Offer to Exchange. Questions about the offer, requests for assistance or for copies of this Offer to Exchange, the Election Form and related documents should be directed to the Human Resources Service Center at
(800) 320-8040 or (918) 573-5400.

        Williams, through its subsidiaries, primarily finds, produces, gathers, processes and transports natural gas. Williams' gas wells, pipelines and midstream facilities are concentrated in the Northwest, Rocky Mountains, Gulf Coast and Eastern Seaboard. The following is an overview of the assets and operations and services performed by each our primary business segments:

        Gas Pipeline

- Transportation and storage of natural gas and related activities through the operation and ownership of two wholly-owned interstate natural gas pipelines comprising 14,000 miles and one 581-mile jointly-owned pipeline.

        Exploration & Production

- Exploration, production and marketing of natural gas through ownership of proved natural gas reserves, primarily located in the Rocky Mountain and Mid-Continent regions of the United States.

- In April and May 2003, we announced that we had signed definitive agreements to sell certain natural gas exploration and production properties in Kansas, Colorado, New Mexico and Utah, which is expected to close in the second quarter of 2003.

        Midstream Gas & Liquids

- Natural gas gathering, treating and processing services through ownership and operation of gathering lines and natural gas treating and processing plants (two of which are partially owned) located in the United States.

- Natural gas liquids fractionation, storage, and transportation activities through ownership interests in fractionation facilities, storage caverns and facilities within central Kansas and southern Louisiana, and liquids pipelines in the Gulf Coast.

- Ethylene production and olefin extraction activities in Louisiana through an ownership interest in an ethylene production, storage and transportation complex (partially owned) and refinery off gas processing, and olefin extraction and fractionation facilities.

- Natural gas processing, liquid extraction, fractionation, storage and olefin extraction activities within Alberta and British Columbia, Canada, through a natural gas field processing plant, five natural gas liquid extraction plants (two of which are partially-owned), a natural gas liquids gathering system and liquid storage facilities, a liquids fractionation facility and an olefins fractionation facility.

- Natural gas liquid and petrochemical product marketing and risk management services within the United States and Canada.

- Venezuelan gas compression, liquids extraction, fractionation and terminaling activities through various investments and contractual arrangements.

- We previously announced our intention to sell certain domestic and Canadian assets within this business segment.

        Energy Marketing & Trading

- A national energy services provider that buys, sells and transports a full suite of energy and energy-related commodities, including power, natural gas refined products, crude oil and emissions credits primarily on a wholesale level.

- As previously announced, we intend to reduce our commitment to the Energy Marketing & Trading business, which could be realized by entering into a joint venture with a third party or through the sale of a portion or all of the marketing and trading portfolio. In 2003, Energy Marketing & Trading has sold or announced sales of a number of contracts.

        Investment in Williams Energy Partners

- Transportation of petroleum products and related terminal services and ammonia transportation and terminal services.

- In April 2003, we announced that we had signed a definitive agreement for the sale of our general partnership interest and limited partner investment in Williams Energy Partners. That sale is expected close in the second quarter of 2003.

        Petroleum Services

-       Petroleum products refinery and 29 convenience stores in Alaska.

- A 3.0845 percent interest in the Trans-Alaska Pipeline System and the Valdez crude terminal in Alaska.

- A 32.1 percent interest in the Longhorn Partners pipeline in south and west Texas.

- We previously announced our intention to sell substantially all assets within the Petroleum Services segment with the exception of our interest in Longhorn Partners Pipeline.

        RECENT DEVELOPMENTS

        On May 20, 2003, we priced our previously announced private placement of junior subordinated convertible debentures due 2033 to certain qualified institutional buyers under Rule 144A of the

Securities Act of 1933. Additionally, on May 23, 2003, we announced that the initial purchaser of the debentures exercised its option to purchase an additional $25 million aggregate principal amount of the debentures. We will therefore issue $300 million face amount of 5.5 percent convertible debentures due 2033. The debentures are convertible at the option of the holder into shares of our common stock at a conversion price of $10.89 per share. The securities being sold have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We intend to use substantially all of the net proceeds from the offering to fund the repurchase, for approximately $289 million, of the convertible preferred stock currently held by a subsidiary of MidAmerican Energy Holdings Company, a member of the Berkshire Hathaway Inc. family of companies.

        On May 20, 2003, we also announced that we intend to make a $1.17 billion payment that will retire a loan with a group of investors led by Berkshire Hathaway. The 364-day loan, which matures in July, is secured by substantially all of our exploration-and-production interests in the U.S. Rocky Mountains. We plan to repay this loan prior to maturity. We intend to refinance a portion of the exploration-and-production loan with new, subsidiary-level borrowing at market rates. We are seeking $400 million to $500 million in financing through a four-year, fully funded and prepayable term loan. We intend to use the same exploration and production interests to secure the new financing. The remaining amounts due under the loan will be repaid from available cash.

        FINANCIAL INFORMATION

        The financial information included in our annual report on Form 10-K for the fiscal year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended March 31, 2003 are incorporated herein by reference. See
Section 17 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

        Our summary financial information is set forth below.

(dollars in millions, except per-share         FOR THE THREE MONTHS
amounts)                                              ENDED                  FOR THE YEAR ENDED
                                             ------------------------      ---------------------
                                               MARCH          MARCH        DECEMBER     DECEMBER
                                             31, 2003        31, 2002      31, 2002     31, 2001
                                             --------        --------      --------     --------
Revenues                                     $5,360.2(a)     $1,622.0      $5,608.4     $7,065.5
Operating Income                                227.1           602.0         790.8      2,317.7
Income (loss) from continuing operations        (57.7)           98.4        (501.5)       802.7
Income (loss) from discontinued operations        4.5             9.3        (253.2)    (1,280.4)
Cumulative effect of change in accounting      (761.3)              -             -            -
principles
Net income (loss)                              (814.5)          107.7        (754.7)      (477.7)
Basic earnings (loss) per common share:
     Income (loss) from continuing
        operations                              (0.13)           0.05         (1.14)        1.62
     Income (loss) from discontinued
        operations                               0.01            0.02         (0.49)       (2.58)
     Cumulative effect of change in
        accounting principles                   (1.47)              -             -            -
     Net income (loss)                          (1.59)           0.07         (1.63)       (0.96)
Diluted earnings (loss) per common share:
     Income (loss) from continuing
        operations                              (0.13)           0.05         (1.14)        1.61
     Income (loss) from discontinued
        operations                               0.01            0.02         (0.49)       (2.56)
     Cumulative effect of change in
        accounting principles                   (1.47)              -             -            -
     Net income (loss)                         $(1.59)          $0.07        $(1.63)      $(0.95)

Ratio of earnings to combined fixed
charges and preferred stock dividend
requirements                                       (b)           1.82            (b)        2.76

------------------
(a) See Note 3 of Notes to Consolidated Financial Statements in our March 31, 2003 report on Form 10-Q for a discussion of the effect of the adoption of Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $94.5 million for the three months ended March 31, 2003 and $656.3 million for the year ended December 31, 2002.

(dollars in millions, except
per-share amounts)
                                               MARCH 31,      DECEMBER 31,      DECEMBER 31,
                                                2003              2002             2001
                                              ---------        ---------        ---------
Current assets                                $14,612.4        $12,886.1        $12,825.0
Noncurrent assets                              20,829.9         22,102.4         25,789.2
Current liabilities                            14,508.6         11,308.5         13,381.5
Minority interests in consolidated
        subsidiaries                              430.3            423.7            162.2
Preferred interests in consolidated
        subsidiaries                                  -                -            976.4
Other noncurrent liabilities                   16,350.5         18,207.3         18,050.1
Stockholders' equity                            4,152.9          5,049.0          6,044.0
Net book value per outstanding common
        share                                      8.02             9.77            11.72


11. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS AND OUR COMMON STOCK

        As of May 16, 2003, our executive officers and directors (19 persons), as a group, held 4,655,240 outstanding options. None of these options may be exchanged in this offer.

        The following table sets forth the ownership of each of our executive officers and directors of options outstanding as of May 16, 2003:

                                          NUMBER OF OPTIONS TO          PERCENTAGE OF TOTAL
      NAME OF BENEFICIAL OWNER           PURCHASE COMMON STOCK          OPTIONS OUTSTANDING
      ------------------------           ---------------------          -------------------
Alan S. Armstrong.............                  275,802                         .75%
James J. Bender...............                  150,000                         .41%
Hugh M. Chapman...............                   32,893                         .09%
Donald R. Chappel.............                  200,000                         .55%
Thomas H. Cruikshank..........                   67,759                         .18%
William E. Green..............                   39,429                         .11%
Ralph A. Hill.................                  399,981                        1.09%
William E. Hobbs..............                  482,033                        1.31%
W. R. Howell..................                   43,786                         .12%
Michael P. Johnson............                  383,646                        1.05%
Charles M. Lillis.............                   28,536                         .08%
George A. Lorch...............                   25,631                         .07%
Frank T. MacInnis.............                   37,977                         .10%
Steven J. Malcolm.............                1,077,528                        2.94%
Janice D. Stoney..............                   32,893                         .09%
John D. Whisenant.............                  493,061                        1.34%
Joseph H. Williams............                   61,224                         .17%
Mark D. Wilson................                  249,187                         .68%
Phillip D. Wright.............                  573,874                        1.57%
All directors and executive
officers as a group (19 persons)              4,655,240                       12.70%

        Each person's business address is the same as our address. Except with respect to an aggregate of 572,517 shares of restricted stock outstanding granted to our executive officers and directors under our stock option and incentive plans, which restricted stock vests from time to time through 2008 (which may be accelerated upon the occurrence of certain events), and as otherwise described above, we are not and, to our knowledge, none of our executive officers or directors is, a party to any agreement, arrangement or understanding with respect to any of our securities (including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

        During the past 60 days, except with respect to Donald R. Chappel, who was granted 200,000 options to purchase shares of our common stock at an exercise price of $5.10 per share upon his joining of the Company on April 16, 2003, (i) we have not granted any options to purchase shares of our common stock to any of our executive officers or directors and (ii) we have not and, to the best of our knowledge, our executive officers or directors have not, exercised any options to acquire shares of common stock.

12. ACCOUNTING CONSEQUENCES OF THE OFFER

        Many of our employees hold outstanding options with exercise prices significantly higher than the fair market value of our common stock. We believe it is in our best interests and those of our stockholders to offer these employees the opportunity to exchange certain of their outstanding options for a lesser number of options that will be priced relative to market conditions at the replacement grant date. Therefore, we are providing our employees with the potential to get value from their options in the future. We could simply lower the exercise price of these outstanding options, which would enable these employees to immediately exercise vested options at a lower price. However, we are making the offer instead of lowering the price of existing options because repricing outstanding options could result, under the financial accounting rules, in our recognition of significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remain outstanding. This could have a negative impact on our earnings, earnings per share and stock price.

        If any of our employees who tender options in conjunction with this offer were granted options prior to the grant date of the replacement options, we would be required, in certain circumstances, under financial accounting rules to recognize significant charges in our financial statements. We do not intend to grant any such options.

        In addition, we expect the accounting rules regarding stock options to change and that the new rules will require us to recognize charges in our financial statements. We further expect the new rules to apply to stock option exchange transactions similar to this offer. Whether we will incur an expense in our financial statements as a result of this offer or as a result of granting the replacement options will depend on several factors, including the effective date of and the method of transition to the new rules.

13. LEGAL MATTERS; REGULATORY APPROVAL

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our cancellation of options and issuance of replacement options to employees as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or cancellation of our options as contemplated herein, other than such other approvals as have been or are expected to be obtained by us. We are unable to predict whether we may be required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept any tendered options for exchange is subject to conditions, including the conditions described in under Section 7.

        If we are prohibited by applicable laws or regulations from granting replacement options on or after the date we expect to grant the replacement options, we will not grant any replacement options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited we will not grant any replacement options and the options you tendered for exchange will not be reinstated.

14. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the tax consequences of the cancellation of options and grant of replacement options for employees subject to tax in the United States. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all employees. Please note that tax laws change frequently and occasionally on a retroactive basis. We advise all employees considering exchanging their options to consult with their own tax or financial advisers.

        If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to review the country specific disclosures below and to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

        Option Exchange. We do not believe that you will be required to recognize any income for U.S. Federal income tax purposes solely as a result of the exchange of options for replacement options. We believe that the exchange will be treated as a non-taxable exchange of non-qualified options.

        Grant of Replacement Options. You will not be subject to U.S. Federal income tax when the replacement options are granted to you.

        Exercise of Replacement Options. When you exercise the replacement options, you will be subject to tax on the difference between the fair market value of our common stock on the date of exercise and the exercise price. However, if your replacement option is an incentive stock option, you will not be subject to tax on exercise except for alternative minimum tax on such difference, provided you satisfy the holding periods described below.

        Sale of Shares. If you acquire shares upon the exercise of non-qualified options, the subsequent sale of the shares generally will give rise to capital gain or loss equal to the difference between the sale price and the fair market value of those shares on the date of sale. This capital gain or loss will be treated as long-term or short-term depending on whether you held the shares for more than one year following the exercise of the replacement option.

        If you acquire shares upon the exercise of incentive stock options, the subsequent sale of the shares will give rise to a long term capital gain or loss equal to the difference between the sale price and the exercise price, provided you sell your shares after the end of the required holding period. The required holding period begins on the date your replacement incentive stock options are granted and ends the later of two years after the grant date or one year after you exercise your incentive stock options. If you sell your stock before the end of the required holding period, you will be taxed the same as if your options were nonqualified options.

        Dividends. If you exercise your replacement options to purchase shares, you may be entitled to receive dividends. You will be subject to tax on any dividends received. You will not be entitled to dividends before you exercise your replacement options.

        Withholding and Reporting. Withholding and reporting for income and employment tax are required when you exercise your replacement non-qualified options. Withholding is not required upon exercise of an incentive stock option unless the option is sold before the end of the required holding period. You will be responsible for paying any difference between the actual tax liability and the amount withheld.

15. FEES AND EXPENSES

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the offer.

16. ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials, which we have filed with the SEC and incorporated herein by reference, before making a decision on whether to tender your options:

-       Our Annual Report on Form 10-K for the year ended December 31, 2002;

-       Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

- Our definitive proxy statement relating to our 2003 Annual Meeting of Stockholders dated March 28, 2003;

- Our Current Reports on Form 8-K: (i) dated December 31, 2002 and filed on January 17, 2003; (ii) dated February 20, 2003 and filed on February 21, 2003; (iii) dated April 18, 2003 and filed on April 21, 2003; (iv) dated and filed on April 22, 2003; (v) dated May 16, 2003 and filed on May 22, 2003; and (vi) dated and filed on May 22, 2003, to the extent such Form 8-K's are deemed "filed" with and not "furnished" to the SEC; and

- The description of our common stock, par value $1.00 per share, and associated Rights contained in our Registration Statement on Form S-3 filed on April 4, 2002.

        This Offer to Exchange also incorporates by reference any future filings that we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Securities Exchange Act of
1934) on or subsequent to the date of this Offer to Exchange until the expiration of the offer.

        These filings and other information about us can be inspected and copied at prescribed rates at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, reports, proxy statements and other information that we file with the SEC are publicly available through the SEC's website at http://www.sec.gov/.

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
        Our common stock is listed for trading on the New York Stock Exchange under the symbol "WMB." The reports, proxy statements and other information that we file with the SEC can also be inspected and acquired at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        We will provide without charge, upon the written or oral request of those eligible to participate in this offer, a copy of any or all of the documents to which we have referred, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Human Resources Service Center at
(800) 320-8040 or (918) 573-5400.

        As you read the documents referred to in this section, you may find some inconsistencies in information from one document to another later dated document. Should you find inconsistencies between the documents, or between a document and the Offer to Exchange, you should rely on the statements made in the most recent document. The information contained in the Offer to Exchange should be read together with the information contained in the documents to which we have referred you.

17. FORWARD LOOKING STATEMENTS

        This Offer to Exchange and our SEC reports referred to above include "forward-looking statements." When used in this Offer to Exchange, the words "could", "may", "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions as they relate to us, our business or our management are intended to identify these forward-looking statements. Forward-looking statements, including statements concerning our expectations, business prospects, anticipated economic performance, financial condition and other similar matters, including without limitation the matters discussed under the heading "Certain Risks of Participating in the Offer" are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date of the documents in which they are made. We disclaim any obligation or undertaking to provide any update or revision to any forward-looking statement we have made to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based. You should not place undue reliance on forward-looking statements.

18. MISCELLANEOUS

        We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange, the Election Form or any other related document. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

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